8X8, INC.

NOTICE OF THE 2006 ANNUAL MEETING OF STOCKHOLDERS

SEPTEMBER 18, 2006

Dear Stockholder:

The 2006 Annual Meeting of Stockholders (the "Annual Meeting") of 8x8, Inc., a Delaware corporation (the "Company"), will be held on Monday, September 18, 2006, at 2:00 p.m., local time, at the corporate offices of the Company at 3151 Jay Street, Santa Clara, California 95054, for the following purposes:

1. To elect five directors to hold office until the 2007 Annual Meeting and until their respective successors have been elected and qualified;

2. To consider a proposal to approve the Company's 2006 Stock Plan and to reserve 7,000,000 shares of the Company's Common Stock for issuance under such plan;

3. To consider a proposal to amend the Company's 1996 Employee Stock Purchase Plan to extend the term of such plan by ten years; and

4. To transact such other business as may properly come before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on July 20, 2006, are entitled to notice of and to vote at the meeting any adjournment or postponement thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed self-addressed envelope. Any stockholder of record attending the annual meeting may vote in person even if he or she has previously returned a proxy. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder, for any purpose relating to this Annual Meeting, during ordinary business hours at the Company's corporate headquarters located at 3151 Jay Street, Santa Clara, California 95054.

By Order of the Board of Directors

Bryan R. Martin
Chairman and Chief Executive Officer

Santa Clara, California
July 21, 2006

YOUR VOTE IS IMPORTANT

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

8X8, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited by the Board of Directors of 8x8, Inc. (referred to throughout this proxy statement as "8x8" or "the Company"), a Delaware corporation, for use at the 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting") to be held September 18, 2006, at 2:00 p.m., local time, or at any adjournment thereof, for the purposes set forth in the accompanying Notice of the 2006 Annual Meeting of Stockholders. The 2006 Annual Meeting will be held at the offices of the Company at 3151 Jay Street, Santa Clara, California 95054. The telephone number of the Company's offices is (408) 727-1885.

These proxy solicitation materials and the Company's Annual Report on Form 10-K for the year ended March 31, 2006, including financial statements, are being mailed to stockholders on or about July 27, 2006, to all stockholders entitled to vote at the 2006 Annual Meeting. The Company's fiscal year ends on March 31 of each calendar year. Each reference to a fiscal year in this Proxy Statement refers to the fiscal year ending March 31 of the calendar year indicated (for example, fiscal 2006 refers to the fiscal year ended March 31, 2006).

Record Date and Voting Securities

Stockholders of record at the close of business on July 20, 2006, the record date for the 2006 Annual Meeting, are entitled to notice of and to vote at the 2006 Annual Meeting. On the record date, 61,138,280 shares of the Company's common stock were issued and outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the 2006 Annual Meeting. Each stockholder of record as of that date is entitled to one vote for each share of common stock held by him or her.

Revocability of Proxies

Any proxy given in connection with this solicitation may be revoked at any time before it is exercised by the stockholder of record giving the proxy by (i) delivering to the Secretary of the Company at or before the taking of the vote at the 2006 Annual Meeting a written notice of revocation or (ii) a duly executed proxy bearing a later date or (iii) by attending the 2006 Annual Meeting and voting in person.

Voting and Solicitation

Each stockholder holding common stock is entitled to one vote for each share of the Company's common stock they hold on all matters presented at the 2006 Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Shares of the Company's common stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions to the contrary, properly executed proxies will be voted in favor of the election of each of the Company's nominees for director. No business other than that set forth in the accompanying Notice of Annual Meeting of Stockholders is expected to come before the 2006 Annual Meeting. Should any other matter requiring a vote of stockholders properly arise, the persons named in the enclosed form of proxy will vote such proxy in accordance with the recommendation of the Board of Directors.

The Company will bear the cost of soliciting proxies. The Company hired MacKenzie Partners, Inc. as its proxy solicitor. Their fee is $7,500 plus reasonable expenses. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, facsimile or personal solicitation by directors, officers or regular employees of the Company. No additional compensation will be paid to such persons for such services.

Quorum; Abstentions; Broker Non-Votes

The required quorum for the transaction of business at the 2006 Annual Meeting is a majority of the votes eligible to be cast by holders of shares of the Company's common stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST," "WITHHELD" or "ABSTAIN" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the 2006 Annual Meeting with respect to such matter.

Abstentions shall be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote with respect to a proposal (other than the election of directors). Accordingly, abstentions will have the same effect as a vote against the proposal.

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, increases in authorized common stock for general corporate purposes and ratification of auditors. Non-routine matters include amendments to stock plans.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees

The Company's Board of Directors (the "Board") currently consists of five directors, all of whom have been nominated for re-election at the 2006 Annual Meeting.

Proxies cannot be voted for a greater number of persons than the number of nominees named. Each of the directors elected at the 2006 Annual Meeting will hold office until the 2007 Annual Meeting of Stockholders or until his successor has been duly elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's five nominees named below, all of whom are currently directors of the Company. In the event that any nominee of the Company becomes unable or declines to serve as a director at the time of the 2006 Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy. It is not expected that any nominee listed below will be unable or will decline to serve as a director.

The names of the nominees and certain information about each of them are set forth below.

Name	Age	Principal Occupation	Director Since
Bryan R. Martin	38	Chairman and Chief Executive Officer, 8x8, Inc.	2001
Guy L. Hecker, Jr.	73	President, Stafford, Burke and Hecker, Inc.	1997
Christopher McNiffe	45	General Manager, Eastman Kodak Company	2004
Joe Parkinson	61	Patent Litigation, 8x8, Inc.	2006
Donn Wilson	70	Executive Vice President, Pay-by-Touch	2003

Except as indicated below, each nominee or incumbent director has been engaged in the principal occupation set forth above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Bryan R. Martin has served as Chairman since December 2003. Mr. Martin has served as Chief Executive Officer and as a director of the Company since February 2002. From February 2001 to February 2002, he served as President and Chief Operating Officer and a director of the Company. He served as Senior Vice President, Engineering Operations from July 2000 to February 2001 and as the Company's Chief Technical Officer from August 1995 to August 2000. He also served as a director of the Company from January 1998 through July 1999. In addition, Mr. Martin served in various technical roles for the Company from April 1990 to August 1995. He received a B.S. and an M.S. in Electrical Engineering from Stanford University.

Ret. Major General Guy L. Hecker, Jr. has served as a director of the Company since August 1997. He has served as the President of Stafford, Burke and Hecker, Inc., a consulting firm based in Alexandria, Virginia, since 1982. Prior to his retirement from the Air Force in 1982, Ret. Major General Hecker's most recent positions included Director of the Air Force Office of Legislative Liaison and an appointment in the Office of the Deputy Chief of Staff, Research, Development and Acquisition for the Air Force. Earlier, he served as a pilot and commander in both fighter and bomber aircraft units, including command of a bomber wing and an air division. During his Air Force career, Major General Hecker was awarded a number of military decorations, including the Air Force Distinguished Service Medal, the Silver Star, the Legion of Merit (awarded twice) and the Distinguished Flying Cross. He currently serves on the board of directors of Fountain Power Boats and Navcom Defense Electronics. Ret. Major General Hecker received a B.A. from The Citadel, an M.A. in International Relations from George Washington University, an honorary Ph.D. in military science from The Citadel and completed the management development program at Harvard Business School.

Christopher McNiffe has served as a director of the Company since January 2004. Mr. McNiffe has served as General Manager of Eastman Kodak Company's Image Sensor Solutions Division since January 2000.

Mr. McNiffe previously served as Vice President of Sales and Marketing of the Company from July 1995 to January 2000, and also served as a director of the Company from January 1998 to January 2000. From June 1992 to July 1995, Mr. McNiffe held various sales and marketing management positions at the Company. From July 1986 to June 1992, he held a position as sales manager at NCR Corporation. From 1982 to 1986, he was a design engineer at RCA Corporation. He received a B.S. in electrical engineering from Rutgers University.

Joe Parkinson has served as a director of the Company since April 2006. Mr. Parkinson has been an employee of the Company since November 2000, and previously served as a director of the Company from November 2000 until January 2004. Mr. Parkinson served as Chairman of the Board from November 2000 until December 2003, and served as Vice Chairman from December 2003 until January 2004. He also served as the Company's Chief Executive Officer from January 2001 to February 2002, and was Chairman and Chief Executive Officer of Netergy Microelectronics, Inc., a subsidiary of the Company, from November 2000 to January 2001. From October 1999 through August 2000, he served on the board of directors of a private company, Photobit Corporation, and from June 2000 through August 2000 served as Photobit's President and Chief Executive Officer. From October 1998 through September 1999, Mr. Parkinson served as Chairman of the Board of Diamonex, Incorporated, also a private company. He also served as Chairman of the Board and Chief Executive Officer of the Company from June 1995 to January 1998. He previously served as Chairman of the Board and Chief Executive Officer of Micron Technology, Inc. He currently serves on the board of directors of Tulane University. Mr. Parkinson received a B.A. from Columbia College, a J.D. from Tulane University, and a L.L.M. in Taxation from New York University.

Donn Wilson has served as a director of the Company since September 2003. Mr. Wilson has served as Executive Vice President of Solidus Networks, Inc. (dba Pay by Touch) since October 2003. Prior to that, Mr. Wilson was providing consulting services to Pay by Touch from January 2003 to October 2003. From April 2001 to December 2002, Mr. Wilson was the President of Whitewater Pizza and Pasta, Inc. From May 1999 until March 2001, Mr. Wilson served as the Chief Operating Officer of eBizWorld.com, Inc. Mr. Wilson started his own consulting firm in 1988 working mostly with large restaurant and franchising companies, including McDonald's, Wendy's, Blockbuster, Marriott, Ponderosa and Perkins. Mr. Wilson served as the Director of Corporate Development for Blockbuster Video beginning in 1986, growing the chain to approximately 3,000 stores by 1990. In 1985, Mr. Wilson purchased four regional master franchises for Uniglobe Travel and brought the Canadian company to the United States, serving as Chairman, President and Director. Prior to that, Mr. Wilson joined Wendy's Canada serving as President and Director, selling the franchise to Wendy's International in 1984. From 1979 to 1981, Mr. Wilson was a member of the owners group of the Houston Astros and operated the lease on the Houston Astrodome. From 1957 to 1979, Mr. Wilson held various positions at McDonald's Corporation and was actively involved in franchising operations. He currently serves on the board of directors of Miwok Airways and nuSable, Inc. Mr. Wilson received a B.S. in industrial psychology from Purdue University.

Vote Required and Recommendation

The five nominees receiving the highest number of affirmative votes of the shares entitled to vote on this matter shall be elected as directors. Votes withheld from any director will be counted for purposes of determining the presence or absence of a quorum, but are not counted as affirmative votes. A broker non-vote will be counted for purposes of determining the presence or absence of a quorum, but, under Delaware law, it will have no other legal effect upon the election of directors.

   The Board unanimously recommends voting "FOR" the nominees set forth above.

PROPOSAL TWO:

APPROVAL OF THE 2006 STOCK PLAN AND RESERVATION OF 7,000,000 SHARES OF THE COMPANY'S COMMON STOCK FOR ISSUANCE UNDER SUCH PLAN

At the 2006 Annual Meeting, the stockholders will be asked to approve the 8x8 2006 Stock Plan (the "2006 Plan"). The Board adopted the 2006 Plan on May 23, 2006, subject to its approval by stockholders. The 2006 Plan is intended to replace the 1996 Stock Option Plan (the "1996 Plan"), the 1999 Nonstatutory Stock Option Plan (the "1999 Plan") and the 1996 Director Option Plan (the "Director Plan") (collectively our "Prior Plans"), which have expired or been cancelled by the Board.

The Board believes that the Company must offer a competitive equity incentive program if it is to continue to successfully attract and retain the best possible candidates for positions of responsibility within the Company. The Board expects that the 2006 Plan will be an important factor in attracting, retaining and rewarding the high caliber employees, consultants and directors essential to our success and in motivating these individuals to strive to enhance our growth and profitability. The proposed 2006 Plan is intended to ensure that the Company will continue to have available a reasonable number of shares to meet these goals.

Summary of the 2006 Plan. The following summary of the 2006 Plan is qualified in its entirety by the specific language of the 2006 Plan, a copy of which is available to any stockholder upon request.

General. The purpose of the 2006 Plan is to advance the interests of the Company by providing an incentive program that will enable the Company to attract and retain employees, consultants and directors upon whose judgment, interest and efforts the Company's success is dependent and to provide them with an equity interest in the success of the Company in order to motivate superior performance. These incentives are provided through the grant of stock options and stock purchase rights.

Authorized Shares. Prior to the adoption of the 2006 Plan, the Company had approximately four million (4,000,000) shares available for grant under the Prior Plans. The 1996 Plan had an evergreen formula pursuant to which on each April 1, the aggregate number of shares of common stock reserved for issuance under the 1996 Plan increased by a number of shares equal to 5% of the outstanding shares on the preceding day (March 31) up to a maximum annual increase of 1,000,000 shares. The 1996 Plan and the Director Plan expired in June 2006. Upon the adoption of the 2006 Plan, the Board cancelled the 1999 Plan. Upon approval of the 2006 Plan by the stockholders, seven million (7,000,000) shares of our Common Stock will be available for the granting of new awards under the 2006 Plan.

Share Accounting. Any shares of our Common Stock which are granted under the 2006 Plan shall be counted against the 2006 Plan share reserve as one share of our Common Stock for every one share subject to the award Shares underlying awards that are cancelled or terminate, as well as repurchased shares will again become available under the 2006 Plan.

Administration. The 2006 Plan will be administered by the Board. In the case of awards intended to qualify for the performance-based compensation exemption under Section 162(m) of the Code, administration must be by a compensation committee comprised solely of two or more "outside directors" within the meaning of Section 162(m). (For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board.) Subject to the provisions of the 2006 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Committee may, subject to certain limitations on the exercise its discretion required by Section 162(m), amend, cancel, renew, or grant a new award in substitution for, any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The 2006 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2006 Plan. The Committee will interpret the 2006 Plan and awards granted thereunder, and all determinations of the Committee will be final and binding on all persons having an interest in the 2006 Plan or any award.

Eligibility.   Awards may be granted to employees, directors and consultants of the Company or any present or future parent or subsidiary corporations of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. As of June 30, 2006, the Company had approximately 136 employees, including four executive officers, as well as 42 consultants and three outside directors who would be eligible under the 2006 Plan.

Stock Options.   Each option granted under the 2006 Plan must be evidenced by a written agreement between the Company and the optionee. Such written agreement specifies the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2006 Plan. The exercise price of each incentive stock option may not be less than the fair market value of a share of Common Stock on the date of grant. To the extent required by applicable law, the exercise price of each nonstatutory stock option must be not less than 85% of fair market value at grant. However, to the extent required by applicable law, any stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of Common Stock on the date of grant. On June 30, 2006, the closing price of the Company's Common Stock on The Nasdaq Capital Market was $0.98 per share. Subject to appropriate adjustment in the event of any change in the capital structure of the Company, no employee may be granted in any fiscal year of the Company options which in the aggregate are for more than one million (1,000,000) shares, provided however, that the Company may make an additional one-time grant to any newly-hired employee of a stock option for the purchase of up to an additional five hundred thousand (500,000) shares.

The 2006 Plan provides that the option exercise price may be paid in cash, by check, or in cash equivalent, by the assignment of the proceeds of a sale with respect to some or all of the shares being acquired upon the exercise of the option, to the extent legally permitted, by tender of shares of Common Stock owned by the optionee having a fair market value not less than the exercise price, by such other lawful consideration as approved by the Committee, or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the optionee's surrender of a portion of the option shares to the Company.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2006 Plan is ten years, provided that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five years. The Committee will specify in each written option agreement the period of post-termination exercise applicable to each option.

Stock options are nontransferable by the optionee other than by will or by the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. However, a nonstatutory stock option may be assigned or transferred to the extent permitted by the Committee and permitted by applicable law.

Stock Purchase Rights.   The Committee may grant stock purchase rights under the 2006 Plan giving a participant an immediate right to purchase Common Stock. The Committee determines the purchase price payable under restricted stock purchase awards, which may, to the extent required by applicable law, not be less than 85% of the then current fair market value of our Common Stock (100% in the case of a Ten Percent Stockholder). Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, subject to applicable law, and the shares acquired may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Change in Control.   The 2006 Plan defines a "Change in Control" of the Company as any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the event, direct or indirect beneficial ownership of a majority of the total combined voting power of the voting securities of the Company, its successor or the corporation to which the assets of the Company were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of the Company's voting stock, (ii) a merger or consolidation of the Company, or (iii) a sale of all or substantially all of the assets of the Company. A Change in Control also includes a liquidation or dissolution of the Company. If a Change in Control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume all outstanding awards or substitute new awards having an equivalent value.

Any award not assumed, replaced or exercised prior to the Change in Control will terminate. The 2006 Plan authorizes the Committee, in its discretion, to provide for different treatment of any award, as may be specified in such award's written agreement, which may provide for acceleration of the vesting or settlement of any award, or provide for longer periods of exercisability, upon a Change in Control.

Termination or Amendment. The 2006 Plan will continue in effect until the first to occur of (i) its termination by the Committee, (ii) the date on which all shares available for issuance under the 2006 Plan have been issued and all restrictions on such shares under the terms of the 2006 Plan and the agreements evidencing awards granted under the 2006 Plan have lapsed or (iii) the tenth anniversary of the 2006 Plan's effective date. The Committee may terminate or amend the 2006 Plan at any time, provided that no amendment may be made without stockholder approval if the Committee deems such approval necessary for compliance with any applicable tax or securities law or other regulatory requirements, including the requirements of any stock exchange or market system on which the Common Stock of the Company is then listed. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule.

Summary of U.S. Federal Income Tax Consequences. The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2006 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the determination date (see discussion under "Nonstatutory Stock Options" below) and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the determination date of an incentive stock option (see discussion under "Nonstatutory Stock Options" below) is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the determination date (as defined below). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the option is exercised unless the shares are subject to a substantial risk of forfeiture (as in the case where an optionee is permitted to exercise an unvested option and receive unvested shares which, until they vest, are subject to the Company's right to repurchase them at the original exercise price upon the optionee's termination of service) and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the exercise date, the optionee may elect, pursuant to Section 83(b) of the Code, to have the exercise date be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the option is exercised. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Purchase Rights. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date" (as defined above under "Nonstatutory Stock Options"). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

New Plan Benefits. No awards will be granted under the 2006 Plan prior to its approval by the stockholders of the Company. Awards under the 2006 Plan will be granted at the discretion of the Board, and, accordingly, are not yet determinable. In addition, benefits under the 2006 Plan will depend on a number of factors, including the fair market value of the Company's Common Stock on future dates, actual Company performance against performance goals established with respect to performance awards and decisions made by the participants. Consequently, it is not possible to determine the benefits that might be received by participants under the 2006 Plan.

The affirmative vote of a majority of the votes cast at the meeting, at which a quorum is present, either in person or by proxy, is required to approve the adoption of the proposed 2006 Plan. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have no effect on the vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

The Board believes that the proposed adoption of the 2006 Plan is in the best interests of the Company and its stockholders for the reasons stated above.

THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE ADOPTION OF THE 2006 PLAN.

PROPOSAL THREE

AMENDMENT TO 1996 EMPLOYEE STOCK PURCHASE PLAN

At the 2006 Annual Meeting, the stockholders will be asked to approve and ratify an amendment adopted by the Board to extend the term of the 1996 Employee Stock Purchase Plan (the "Purchase Plan").

The Purchase Plan was approved by the stockholders in June 1996, and became effective in July 1997 upon the Company's initial public offering. The Purchase Plan has a life of ten years from the date it became effective; accordingly, the Purchase Plan will expire in July 2007. Under the Purchase Plan, 500,000 shares of common stock are available for issuance during each fiscal year. To enable participants to continue to participate in the Purchase Plan, in May 2006 the Board approved an amendment to the Purchase Plan, subject to ratification by the stockholders at the Annual Meeting, to extend the life of the Purchase Plan by ten years, such that it would expire in 2017.

Summary of the Purchase Plan. The following summary of the Purchase Plan is qualified in its entirety by the specific language of the Purchase Plan, a copy of which is available to any shareowner without charge and upon request.

General. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under section 423 of the Internal Revenue Code (the "Code"). Each participant will be granted upon entry into an offering period under the Purchase Plan the right to purchase (a "Purchase Right") through accumulated payroll deductions up to a number of shares of the Common Stock of the Company determined in accordance with the Purchase Plan. A participant's Purchase Right will be automatically exercised on each successive purchase date during the offering period unless the Purchase Right has terminated prior to such date.

Shares Subject to Plan. The Purchase Plan provides for the issuance of a maximum of 500,000 of the Company's authorized, but unissued or reacquired, shares of Common Stock during any fiscal year, subject to appropriate adjustment in the event of any stock dividend, stock split, reverse stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the receipt of consideration by the Company. If any Purchase Right expires or terminates, the shares subject to the unexercised portion of such Purchase Right will again be available for issuance under the Purchase Plan.

Administration. The Purchase Plan is administered by the Board or a duly appointed committee of the Board (the "Plan Administrator"). Subject to the provisions of the Purchase Plan, the Plan Administrator determines the terms and conditions of Purchase Rights granted under the plan. The Company may adopt such rules, policies, procedures, limitations or guidelines as it deems advisable for proper administration of the plan, consistent with the requirements of section 423 of the Code. The Plan Administrator will interpret the Purchase Plan, and decisions of the Plan Administrator are final and binding on all parties having an interest in the plan.

Eligibility. All employees of the Company or of any parent or subsidiary corporation of the Company designated by the Plan Administrator for inclusion in the Purchase Plan is eligible to participate in the plan. However, no employee who owns or holds options to purchase, or who, as a result of being granted a Purchase Right under the Purchase Plan, would own or hold options to purchase, five percent or more of the total combined voting power or value of all classes of stock of the Company or of any parent or subsidiary corporation of the Company may be granted a Purchase Right under the Purchase Plan. As of June 30, 2006 approximately 136 employees, including four executive officers, were eligible to participate in the Purchase Plan.

Offering Periods. Shares of Common Stock are offered under the Purchase Plan through a series of successive offering periods having a duration established by the Board of Directors not exceeding twenty-seven months. Generally, as the Purchase Plan is currently administered, offering periods have had durations of twelve months and have been comprised of a series of two six month purchase intervals commencing on the first business days of February and August of each year.

Purchases occur on the last day of each purchase interval. Should the fair market value per share of Common Stock on any purchase date during an offering period (other than the final purchase date of any offering period) be less than the fair market value per share at the start of the offering period, then that offering period will automatically terminate immediately following the purchase of shares and a new offering period will commence on the next business day following the purchase date. A participant may participate in only one offering period under the Purchase Plan at any given time.

Participation and Purchase of Shares.   Eligible employees may commence participation in the Purchase Plan at the beginning of an offering period. These entry dates will generally occur on the first business days of February and August of each year. To enroll in the plan, an eligible employee must authorize payroll deductions prior to the applicable entry date. Payroll deductions may not exceed 15% of a participant's base compensation (as defined by the Purchase Plan) during each purchase interval within an offering period, unless a different limit is established by the Plan Administrator. A participant's authorized payroll deductions will continue throughout the offering period, unless (i) the participant makes an election to increase or decrease the rate of or to stop his or her payroll deductions, (ii) the participant voluntarily terminates his or her Purchase Right, or (iii) the participant ceases to be eligible to participate in the Purchase Plan. Upon termination of a participant's Purchase Right, the Company will refund without interest the participant's accumulated payroll deductions not previously applied to the purchase of shares. Once a participant's Purchase Right in an offering period has terminated, the participant may not resume participation in the same offering period and may only resume participation by enrolling in a subsequent offering period.

Subject to certain limitations, each participant in an offering period will be granted on his or her entry date a Purchase Right exercisable for the number of whole shares determined by dividing the participant's payroll deductions accumulated during the purchase interval ending on the purchase date by the applicable purchase price. However, no participant may be granted a Purchase Right that would permit the participant to purchase shares of Common Stock under the Purchase Plan or any other employee stock purchase plan of the Company or of any parent or subsidiary corporation of the Company having a fair market value exceeding $25,000 for each calendar year (measured by the fair market value of the Company's Common Stock on the date the Purchase Right would be granted) in which the Purchase Right is outstanding at any time. Purchase Rights are nontransferable and may only be exercised by the participant.

As soon as practicable after the last business day of each purchase interval during an offering period, the Company will issue to each participant in the offering period the number of shares of the Company's Common Stock determined by dividing the amount of payroll deductions accumulated for the participant during the purchase interval by the purchase price, subject to the limitations described above. The price at which shares are sold under the Purchase Plan will be established by the Plan Administrator but may not be less than 85% of the lesser of the fair market value per share of Common Stock on the participant's entry date into the offering period or on the purchase date. Fair market value means the closing price of a share of our Common Stock on any given date. On June 30, 2006, the closing price of the Company's Common Stock on The Nasdaq Capital Market was $0.98 per share. Any payroll deductions under the Purchase Plan not applied to the purchase of shares on any purchase date will be returned to the participant without interest, unless the amount remaining is less than the amount necessary to purchase a whole share of Common Stock, in which case the remaining amount may be applied to purchase shares on the next purchase date.

Change in Control.   In the event of a merger or consolidation to which the Company is a party or a sale or each outstanding Purchase Right will be exercised on a date prior to the effective date of such transaction specified by the Plan Administrator.

Termination or Amendment.   The Purchase Plan will terminate ten years after it became effective, which was July 1997, or until terminated by the Plan Administrator. The Plan Administrator may at any time amend or terminate the Purchase Plan, except that the approval of the Company's stockholders is required within twelve months of the adoption of any amendment increasing the number of shares authorized for issuance under the Purchase Plan.

Summary of United States Federal Income Tax Consequences. The following summary is intended only as a general guide as to the United States federal income tax consequences under current law of participation in the Purchase Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of section 423 of the Code. Provided that the Purchase Plan so qualifies, there are generally no tax consequences to an employee of either being granted a purchase right or purchasing shares.

The tax consequences of a disposition of shares acquired under the Purchase Plan vary depending on the period such stock is held before its disposition. If a participant disposes of shares within two years after his or her entry date into the offering period in which the shares are acquired or within one year after the purchase date on which the shares are acquired (a "disqualifying disposition"), the participant recognizes ordinary income in the year of disposition in an amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price. Such income is not currently subject to income tax withholding, and the proposed regulations discussed above would continue this treatment. Any additional gain or resulting loss recognized by the participant from the disposition of the shares is a capital gain or loss.

If the participant disposes of shares more than two years after his or her entry date into the offering period in which the shares are acquired and more than one year after the purchase date on which the shares are acquired, the participant recognizes ordinary income in the year of disposition in an amount equal to the lesser of (i) the difference between the fair market value of the shares on the date of disposition and the purchase price or (ii) the difference between the fair market value of the shares on the entry date and the purchase price (determined as if the Purchase Right were exercised on the entry date). Any additional gain recognized by the participant on the disposition of the shares is a capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there is no ordinary income, and the loss recognized is a capital loss.

A capital gain or loss will be long-term if the participant holds the shares for more than twelve months and short-term if the participant holds the shares for twelve months or less. Currently, long-term capital gains are generally subject to a maximum tax rate of fifteen percent.

If the participant disposes of the shares in a disqualifying disposition, the Company should be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the disposition, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder. In all other cases, no deduction is allowed the Company.

Plan Benefits. Because benefits under the Purchase Plan will depend on employees' elections to participate and to purchase shares under the Purchase Plan at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees. Non-employee directors are not eligible to participate in the Purchase Plan.

Vote Required and Board of Directors' Recommendation. The affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting is required for adoption of this proposal. Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum. However, abstentions and broker non-votes will have no effect on the outcome of this proposal.

The Board believes that the opportunity to purchase shares under the Purchase Plan is an important factor in motivating and maintaining the morale of the Company's valuable employees. The Board believes equity-based reward programs such as the Purchase Plan are valuable tools to retain the Company's valued employees and to closely align their interests with those of our stockholders. Consequently, the Board believes that it is in the best interests of our stockholders to approve the extension of the term of the Purchase Plan.

THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 1996 EMPLOYEE STOCK PURCHASE PLAN.

Information Regarding the Board and its Committees

The Board held a total of thirteen meetings during fiscal 2006. The non-management members of the Board also met in regularly scheduled executive sessions without management present. The directors attended all of the meetings of the Board and committees of the Board during the time and upon which such directors served during fiscal 2006. The Board has determined that the following directors are "independent" within the meaning of the listing standards of The Nasdaq Stock Market ("Nasdaq"): Ret. Major General Hecker, Mr. McNiffe and Mr. Wilson. The Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Board has adopted charters for each of these committees.

Audit Committee

The Audit Committee oversees the Company's corporate accounting and financial reporting process and performs several functions in the performance of this role. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q; and discusses with management and the independent auditors the results of the annual audit and the results of the reviews of the Company's quarterly financial statements. The Audit Committee has adopted a written charter. A copy of the charter has been mailed to stockholders along with this proxy statement.

The current members of the Audit Committee are Ret. Major General Hecker (Chairman), Mr. McNiffe and Mr. Wilson. The Board of Directors has determined that each of these directors meets the requirements for membership to the Audit Committee, including the independence requirements of the Securities and Exchange Commission ("SEC") and the Nasdaq listing standards. The Board has identified Ret. Major General Hecker as the member of the Audit Committee who is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities and Exchange Act of 1934 (the "Exchange Act"). The Audit Committee held four meetings during fiscal 2006.

Compensation Committee

The Compensation Committee determines the compensation of the chief executive officer and makes recommendations to the Board concerning the compensation of the Company's other officers and directors and the administration of the Company's stock option and employee stock purchase plans. The Compensation Committee held one meeting during fiscal 2006, and currently consists of Mr. Wilson (Chairman) and Mr. McNiffe, both of whom are independent directors as currently defined in the Nasdaq listing standards.

Nominating Committee

The Nominating Committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, consistent with criteria approved by the Board, reviewing and evaluating incumbent directors, recommending to the Board candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, and assessing the performance of management and the Board. Pursuant to the charter of the Nominating Committee, all members of the Nominating Committee must be qualified to serve under the requirements of Nasdaq and any other applicable law, rule regulation and other additional requirements that the Board deems appropriate. The Nominating Committee held two meetings during fiscal 2006 and currently consists of Mr. McNiffe (Chairman) and Mr. Wilson.

Consideration of Director Nominees

Stockholder Nominations and Recommendations. It is the policy of the Nominating Committee to consider both recommendations and nominations for candidates to the Board from stockholders. Stockholder recommendations for candidates to the Board must be directed in writing to the Secretary of the Company at the address of the Company's principal executive offices and must include: the candidate's name, age, business address and residence address, the candidate's principal occupation or employment, the number of shares of the Company which are beneficially owned by such candidate, a description of all arrangements or understandings between the stockholder making such recommendation and each candidate and any other person or persons (naming such person or persons) pursuant to which the recommendations are to be made by the stockholder, detailed biographical data and qualifications of the candidate and information regarding any relationships between the candidate and the Company within the last three years, and any other information relating to such recommended candidate that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act. A stockholder's recommendation to the Secretary must also set forth: the name and address, as they appear on the Company's books, of the stockholder making such recommendation, the class and number of shares of the Company which are beneficially owned by the stockholder and the date such shares were acquired by the stockholder, any material interest of the stockholder in such recommendation, any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in his capacity as a proponent to a stockholder proposal, and a statement from the recommending stockholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected.

The Company establishes an advance notice procedure with regard to certain matters, including stockholder proposals and director nominations, which are properly brought before an annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at the Company's principal executive offices not less than 120 calendar days prior to the date proxy statements were mailed to stockholders in connection with the previous year's annual meeting of stockholders. For more information, see the section entitled "Deadline for Receipt of Stockholder Proposals For 2007 Meeting."

Director Qualifications. Members of the Board should have the highest professional and personal ethics and values, and conduct themselves consistent with the Company's Code of Business Conduct and Ethics. While the Nominating Committee has not established specific minimum qualifications for director candidates, the Nominating Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) have strong integrity, (iii) have qualifications that will increase overall Board effectiveness, and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Identifying and Evaluating Director Nominees. Although candidates for nomination to the Board typically are suggested by existing directors or by the Company's executive officers, candidates may come to the attention of the Board through professional search firms, stockholders or other persons. The Nominating Committee shall review the qualifications of any candidates who have been properly brought to the Nominating Committee's attention. Such review may, in the Nominating Committee's discretion, include a review solely of information provided to the Nominating Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Nominating Committee deems proper. The Nominating Committee shall consider the suitability of each candidate, including the current members of the Board, in light of the current size and composition of the Board. In evaluating the qualifications of the candidates, the Nominating Committee may consider many factors, including, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board currently consists of Mr. Wilson and Mr. McNiffe. Neither individual is currently an officer or employee of the Company or was at any time during fiscal 2006. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

Corporate Governance

The Company's corporate governance materials, including the Code of Ethics and the charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, are published on the corporate governance section of the Company's website which can be found at www.8x8.com/index.php?s=pageD. The Board regularly reviews corporate governance developments and modifies these principles, charters and practices as warranted. Any modifications are reflected on our website.

Director Independence

It is the Board's objective that at least a majority of the Board should consist of independent directors. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with the Company that would impair his or her independence. The Board has established guidelines to assist it in determining director independence, which conform to the independence requirements in the Nasdaq rules. The Board will consider all relevant facts and circumstances in making an independence determination. The Board has determined that the following directors satisfy the Nasdaq's independence requirements: Ret. Major General Hecker, Mr. McNiffe and Mr. Wilson.

Code of Business Conduct and Ethics

The Company is committed to maintaining the highest standards of business conduct and ethics. The Company's Code of Business Conduct and Ethics (the "Code") reflects the values and the business practices and principles of behavior that support this commitment. The Code satisfies SEC rules for a "code of ethics" required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the Nasdaq listing standards requirement for a "code of conduct." The Code and the charters for the committees of the Board are available on the Company's website under "Investor Relations-Corporate Governance" which can be found at www.8x8.com/index.php?s=pageD. The Company will post any amendment to the Code, as well as any waivers that are required to be disclosed by the rules of the SEC or the Nasdaq, on the 8x8 website. The information contained on or connected to the 8x8 Internet website is not incorporated by reference into this annual report and should not be considered part of this or any other report that the Company files with or furnishes to the SEC.

Stockholder Communications with the Board

The Board has implemented a process by which stockholders may send written communications directly to the attention of the Board or any individual Board member. The Chairman of the Company will be primarily responsible for receiving communications from stockholders and providing copies of such communications to the other directors as he or she considers appropriate. Stockholders who wish to communicate with the Board can write to: Board of Directors, 8x8, Inc., 3151 Jay Street, Santa Clara, CA 95054. The name of any specific intended Board recipient should be noted in the communication. Members of the Company's Board of Directors are also strongly encouraged, but not required to, attend the Annual Meeting of Stockholders.

Compensation of Directors

Directors who are also employees of the Company do not receive any additional cash compensation for serving as directors.

The Company has historically paid non-employee directors a cash fee for attendance of Board meetings and reimbursed directors for certain expenses in connection with attendance at Board meetings. Non-employee directors receive fees of $2,000 for each telephonic Board and committee meeting and $5,000 for attendance of in-person Board and committee meetings. A director may elect to defer payment of all or a portion of the annual retainer and meeting fees payable to him to postpone taxation on such amounts.

Non-employee directors are also eligible for discretionary and non-discretionary grants of stock options under the Director Plan and the 1996 Plan. Under an amendment to the Director Plan approved by the Company's stockholders in August 2000, non-employee directors receive a non-discretionary option grant of 40,000 shares upon their initial election to the Board and receive annual grants of 15,000 shares upon their re-election. Subsequent to August 2000, the Board increased the amount of the annual grant awarded upon a director's re-election to 100,000 shares. In 2005, the Board determined that employee directors would receive the same 100,000 share grant upon their re-election to the Board effective with their re-election to the Board at the 2005 Annual Meeting. The vesting terms for the initial non-discretionary grant are twenty five percent of the grant vests at the end of one year and the remainder of the grant vests monthly thereafter. Subsequent non-discretionary grants vest monthly over a period of forty-eight months. Grants are not made upon re-election in cases where the initial term is shorter than six months

Under the foregoing policies, upon his re-election to the Board on August 23, 2005, each of Mr. Martin, Dr. Andrews, Ret. Major General Hecker, Mr. McNiffe, Mr. Wilson received an option to purchase 100,000 shares of the Company's common stock at an exercise price of $1.79. The exercise price of each respective grant represented the fair market value of the Company's stock on the date of such grant.

In addition, upon termination of service as a director of the Company or upon a Change in Control (as defined below) of the Company, each of the non-employee directors and their immediate families will be eligible for medical insurance coverage for life, subject to the director reimbursing the cost of such coverage to the Company. However, if an individual commences coverage under another plan, coverage under the Company's medical insurance will be discontinued. In addition, upon a Change in Control of the Company any unvested non-employee director options shall become fully vested. For these purposes, a Change in Control is defined as a transaction or series of transactions, including by merger or consolidation of the Company into or with any other entity or corporation or the merger or consolidation of any other corporation into or with the Company, in which any person, entity or group of persons and/or entities acting in concert acquire(s) shares of the Company's stock representing 50% or more of the outstanding voting power of the Company, including voting shares issued or issuable upon conversion of any convertible security outstanding on the date of such transaction including, without limitation, stock options.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding the executive officers of the Company not shown in the table of the nominees for director above:

NAME	AGE	POSITION
Richard Murray ...... …………………	32	President
Huw Rees .... …………………	45	Vice President, Sales and Marketing
James Sullivan....................................	38	Chief Financial Officer, Vice President, Finance and Secretary

Richard Murray has served as President since March 2005, and prior to that had served as Director of Customer Service since joining the Company in August 2004. Prior to joining the Company, he worked as Student Service Director at the Becker Professional Review from July 2003 until August 2004. From March 2000 through February 2003, Mr. Murray worked at DirecTV Broadband, Inc. as Director of Call Center Operations. He received a BA degree in Integrated Marketing Communications from Chicago's Roosevelt University.

Huw Rees has served as Vice President, Sales and Marketing since January 2001. He served as the Chairman and Chief Executive Officer of the Company's wholly owned subsidiary, Centile, Inc., from July 2001 until September 2003. Additionally, he served as Vice President, Sales and Business Development of Centile from March 2001 to July 2001. He served as Vice President, Sales of the Solutions Group of the Company from August 2000 until February 2001 and as Director, North American Sales of the Company from April 1999 to August 2000. He previously worked at Mitel Corporation as Sales Manager of the Western Region. He received a B.Sc. (Hons) from the University of Manchester, Institute of Science and Technology in Electrical and Electronic Engineering and a M.B.A. from the University of LaVerne.

James Sullivan has served as Chief Financial Officer, Vice President, Finance and Secretary of the Company since July 2002. Mr. Sullivan served as the Chief Financial Officer of the Company's subsidiary, Netergy Microelectronics, Inc., from January 2001 to July 2002. Prior to joining the Company, Mr. Sullivan held various positions at PricewaterhouseCoopers LLP. He received a B.S. from New York University and is a certified public accountant.

EXECUTIVE COMPENSATION

The following table sets forth all compensation received for services rendered to the Company in all capacities during the fiscal years ended March 31, 2006, 2005 and 2004 by the Company's Chief Executive and each of the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Long Term Compensation Securities Underlying Options (#)	All Other Compensation ($) (1)
Bryan R. Martin.............................	2006	225,000	-	100,000	432
Chairman and Chief Executive	2005	225,000	-	100,000	297
Officer	2004	208,125	6,233	125,000	500
Richard Murray..............................	2006	190,000	-	-	317
President (2)	2005	73,997	-	200,000	98
Huw Rees..	2006	215,000	-	100,000	513
Vice President, Sales and	2005	215,000	-	50,000	284
Marketing	2004	210,500	10,789	125,000	505
James Sullivan	2006	200,000	10,000	100,000	315
Chief Financial Officer and	2005	200,000	10,789	50,000	264
Vice President, Finance and	2004	192,500	-	125,000	462
Secretary (3)					
Former Officer:					
Barry Andrews...............................	2006	215,000	-	100,000	403
Former Vice Chairman (4)	2005	215,000	-	100,000	284
	2004	195,000	6,233	175,000	468

(1) Consists of premiums paid with respect to term life insurance on behalf of the Named Executive Officer.

(2) Mr. Murray became an officer of the Company in March 2004.

(3) Mr. Sullivan resigned as an employee and officer in June 2006.

(4) Mr. Andrews became an officer of the Company in 2001, and ceased to be an officer in January 2006.

Option Grants in Fiscal 2006

The following table provides information with respect to stock option grants to each of the Named Executive Officers during the fiscal year ended March 31, 2006:

Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees In Fiscal Year (2)	Exercise or Base Price ($/share) (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
					5% ($)	10% ($)
Bryan R. Martin	100,000	4.2	1.79	8/23/15	112,572	285,280
Richard Murray	-	-	-	-	-	-
Huw Rees	100,000	4.2	1.72	10/25/15	108,170	274,124
James Sullivan	100,000	4.2	1.78	6/28/15	111,943	283,686
Former Officer: Barry Andrews	100,000	4.2	1.79	8/23/15	112,572	285,280

(1) The options were granted under the Company's 1996 Stock Plan and vest at a rate of 1/48th of the shares at the end of each month, subject to continued service as an employee or director. The term of each option is ten years. The exercise price of each option granted equaled the fair market value of the common stock of the Company on the date of grant. See information provided under the heading "Employment Contracts and Termination of Employment and Change-In-Control Arrangements" for circumstances that would give rise to an acceleration of vesting for outstanding options held by the Named Executive Officers.

(2) The Company granted options representing 2,401,500 shares to employees during fiscal 2006.

(3) The exercise price for each option may be paid in cash, in shares of common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same day sale of the purchased shares.

(4) Potential gains are net of the exercise price, but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's common stock. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. There can be no assurance that the potential realizable values shown in this table will be achieved.

Option Exercises and Holdings

None of the Named Executive Officers exercised any stock options during fiscal 2006. The following table provides information with respect to the value of unexercised stock options held as of March 31, 2006 by each of the Named Executive Officers.

Aggregated Fiscal Year End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Bryan R. Martin..........	1,099,285	199,128	62,158	1,512
Richard Murray...........	55,833	144,167	317	483
Huw Rees....................	433,039	169,961	62,471	4,199
James Sullivan	417,509	178,296	212,857	21,346
Former Officer				
Barry Andrews............	484,673	217,878	116,922	2,036

(1) The value of unexercised options is based upon the difference between the exercise price and the closing price on The Nasdaq Capital Market on March 31, 2006 of $1.75, multiplied by the number of shares underlying the option.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Change in Control Arrangements

In the event an individual or corporate entity and any related parties cumulatively acquire at least 35% of the Company's fully diluted stock, all stock options held by officers under any 8x8, Inc. stock option plan shall vest immediately without regard to the term of the option. In addition, in such an event, each officer shall be entitled to one year of severance pay and continuing medical benefits for life after leaving the Company, provided that such medical benefits shall cease should such officer accept employment with a competing company.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and executive officers. Such indemnification agreements require the Company to indemnify the directors and executive officers to the fullest extent permitted by Delaware law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

For transactions between the Company and its executive officers and directors, see the sections entitled "Executive Compensation" and "Compensation of Directors" above. Other than as disclosed in these sections, there were no transactions between the Company and its executive officers and directors.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of the Company's previous or future filings with the Securities and Exchange Commission, this Report by the Audit Committee of the Board of Directors shall not be deemed "filed" under the Commission or "Soliciting Material" under the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of the Board of Directors (the "Board") is comprised of three directors, and operates under a written charter adopted by the Board. Each member of the Audit Committee is "independent," as such term is defined under the Nasdaq listing standards.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management is responsible for the Company's internal controls, financial reporting process and compliance with laws, regulations and ethical business standards. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP (the "Auditors"), are responsible for performing an integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting in accordance with standards of the public company accounting oversight board (United States) and to issue opinions thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this capacity, the Audit Committee provides advice, counsel, and direction to management and the Auditors on the basis of the information it receives, discussions with management and the Auditors, and the experience of the Audit Committee's members in business, financial and accounting matters.

The Audit Committee reviewed and discussed the Company's fiscal 2006 audited consolidated financial statements with the Company's management. The Audit Committee also discussed and reviewed with the Auditors all matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*. The Audit Committee has met with the Auditors, with and without management present, to discuss the overall scope of their audit, the results of their examinations, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. Furthermore, the Audit Committee has discussed the Company's critical accounting policies with management and the Auditors.

The Audit Committee has received from the Auditors a formal written statement describing all relationships between the Auditors and the Company that might bear on the independence of the Auditors consistent with Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, discussed with them any relationships that may impact their objectivity and independence, considered the compatibility of non-audit services with the independence of the Auditors, and in so doing has satisfied itself as to the independence of the Auditors.

Based upon the Audit Committee's discussions with management and the Auditors and the Audit Committee's review of the representations of management and the report of the Auditors to the Audit Committee, the Audit Committee recommended to the Board, and the Board approved the inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.


THE AUDIT COMMITTEE
Guy L. Hecker, Jr., *Chairman*
Christopher McNiffe
Donn Wilson


REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of the Company's previous or future filings with the Securities and Exchange Commission, this Report of the Compensation Committee of the Board of Directors shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

This report of the Compensation Committee of the Board of Directors (the "Board") describes the Company's compensation policies and rationales applicable to the Company's executive officers with respect to compensation paid to such executive officers for fiscal 2006. The Compensation Committee makes recommendations to the board concerning the compensation for the Company's executive officers. The Board is responsible for reviewing and approving the Company's compensation policies and the compensation paid to executive officers, based in part on recommendations of the Compensation Committee. The Compensation Committee held one meeting during fiscal 2006 and executive officer compensation decisions during the fiscal year were made by the full Board.

Compensation Philosophy

The general philosophy of the Company's compensation program is to offer executive officers competitive compensation based both on the Company's performance and on the individual's contribution and performance. The Company's compensation policies are intended to motivate, reward and retain highly qualified executives for long-term strategic management and the enhancement of stockholder value, to support a performance-oriented environment that rewards achievement of specific internal Company goals and to attract and retain executives whose abilities are critical to the long-term success and competitiveness of the Company. There are three main components in the Company's executive compensation program: i) base salary, ii) incentive bonus and iii) stock incentives.

Base Salary

The salaries of the executive officers, including the Chief Executive Officer, are generally reviewed annually by the Compensation Committee and the Board with reference to surveys of salaries paid to executives with similar responsibilities at comparable companies, generally in the high technology industry and often within the Company's geographic area. The peer group for each executive officer is composed of executives whose responsibilities are similar in scope and content. The Company seeks to set executive compensation levels that are competitive with the average levels of peer group compensation. Salaries for executive officers are generally determined on an individual basis by evaluating each executive's scope of responsibility, performance, prior experience and salary history, as well as the salaries for similar positions at comparable companies.

Incentive Bonus

Annual incentive bonuses for executive officers are intended to reflect the Compensation Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon the performance of the Company, as well as the individual contribution of each officer. The Company has implemented a profit sharing plan that provides the potential for additional compensation to employees equal to up to 15% of quarterly net income, if approved by the Board. Of these amounts, one third is shared by all employees of the respective entity, one third is shared by key employees identified by the Board, and one third is shared by officers. Additionally, officers are eligible for certain discretionary bonuses based on criteria established by the Board and management.

Stock Incentives

The Company utilizes stock options as long-term incentives to reward and retain executive officers. The Compensation Committee believes that this practice links management interests with stockholder interests and motivates executive officers to make long-term decisions that are in the best interests of the Company. The Compensation Committee also believes that executive officers and other key employees should own a significant percentage of the Company's stock. Generally, stock options vest over four years after the grant date and optionees must be employed by the Company at the time of vesting in order to exercise the options.

The Compensation Committee believes that stock option grants provide an incentive that focuses the executives' attention on the Company from the perspective of an owner with an equity stake in the business. Because options are typically granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant, the Company's stock options are tied to the future performance of the Company's common stock and will provide value to the recipient only when the price of the Company's stock increases above the exercise price, that is, only to the extent that stockholders as a whole have benefited. In fiscal 2005, the Compensation Committee and the Board considered all of these factors and authorized the granting of options to executive officers in November 2004.

Officer Bonus

In February 2005, the Compensation Committee approved a bonus program for the Company's then President, Barry Andrews, and Vice President of Sales and Marketing, Huw Rees. Under the terms of the bonus program, each of Dr. Andrews and Mr. Rees would have been entitled to receive 100,000 shares of common stock if the Company's Packet8 operations had been cash flow positive on an operating basis for the quarter ended September 30, 2005. In addition, each of Dr. Andrews and Mr. Rees would have been entitled to a cash bonus of $200,000 if the Company had been cash flow positive for the quarter ended September 30, 2005, as adjusted for the potential payment of such bonuses subsequent to September 30, 2005. The terms of the bonus program were not met, and neither Dr. Andrews nor Mr. Rees received the bonus.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is determined based on the factors listed above. Based on the Company's performance, no change was made in the Chief Executive Officer's base salary. Mr. Martin is entitled to receive a grant of 100,000 shares upon his re-election to the Board at the 2006 Annual Meeting.

Ongoing Review

The Compensation Committee will be evaluating its compensation policies on an ongoing basis to determine whether they are appropriate to attract, retain and motivate key personnel. The Compensation Committee may determine accordingly that it is appropriate to increase salaries, award additional stock options or grants of restricted stock or provide other short-term or long-term compensation to senior managers, including executive officers.

THE COMPENSATION COMMITTEE
Donn Wilson, *Chairman*
Christopher McNiffe

STOCK PERFORMANCE GRAPH

Notwithstanding any statement to the contrary in any of the Company's previous or future filings with the Securities and Exchange Commission, the following information relating to the price performance of the Company's common stock shall not be deemed "filed" under the Commission or "Soliciting Material" under the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that 8x8, Inc. specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The following graph compares the total cumulative stockholder return on the Company's common stock with the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the Nasdaq Telecommunications Index for the period commencing March 31, 2001 and ending March 31, 2006. The graph assumes that $100 was invested in the Company's stock on March 31, 2001, and also assumes that all dividends for the respective Nasdaq indices were reinvested. The Company has never paid dividends on its common stock and has no present plans to do so. Historic stock price performance should not be considered indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG 8 X 8, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ TELECOMMUNICATIONS INDEX



	3/31/01	3/31/02	3/31/03	3/31/04	3/31/05	3/31/06
8x8, INC.	100.00	110.07	28.29	450.53	213.75	223.99
NASDAQ STOCK MARKET (US COMPANIES)	100.00	103.30	76.98	113.28	113.71	134.68
NASDAQ TELECOMMUNICATIONS INDEX	100.00	73.20	56.58	71.99	76.74	78.19

SECURITY OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of July 20, 2006 by:

- each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's common stock;

- each of the Company's directors;

- each of the Named Executive Officers; and

- all directors and officers as a group.

Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Company common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Identity of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Total Shares
Riverview Group LLC	3,781,224 (2)	5.8%
Kings Road Investments Ltd	3,609,186 (3)	5.8%
Executive Officers & Directors:		
Bryan R. Martin	1,342,512	2.2%
Barry Andrews	645,000	1.0%
Richard Murray	86,584	*
Joe Parkinson	1,081,004	1.7%
Huw Rees	507,241	*
James Sullivan	456,164	*
Guy L. Hecker, Jr.	451,678	*
Christopher McNiffe	111,814	*
Donn Wilson	107,083	*
All officers and directors as a group (9 persons)	4,789,080 (4)	7.3%

---

* Less than 1%

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). The number of shares of common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power, and also includes any shares that the person has the right

to acquire within sixty days after July 20, 2006. Applicable percentages are based upon 61,138,280 voting shares issued and outstanding as of July 20, 2006, and treating any shares issuable to any holder within sixty days as outstanding for purposes of computing their percent ownership. Unless otherwise noted, the address of the beneficial owner is c/o 8x8, Inc. 3151 Jay Street, Santa Clara, CA 95054.

(2) According to Schedule 13G filed on February 8, 2006 by Riverview Group LLC, c/o Millennium Management, L.L.C. 666 Fifth Avenue, New York, New York, 10103, on behalf of Rivergroup LLC, Millenco L.P., Millennium Holding Group L.P., Millennium Management LLC and Israel A. Englander, Riverview Group LLC was beneficial owner of 2,071,818 shares of common stock issuable to Riverview Group LLC upon exercise of a certain warrant, 1,587,806 shares of common stock issuable to Riverview Group LLC upon exercise of a certain warrant and 121,600 share of common stock held by Millenco LP.

(3) According to Schedule 13G filed on February 14, 2006 by Kings Road Investments Ltd., c/o Ploygon Investment Partners LP, 598 Madison Avenue, 14th Floor, New York, New York 10022, on behalf of Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G.G. Dear, Kings Road Investments Ltd was beneficial owner of 2,716,329 shares of common stock and 892,857 shares of common stock issuable to Kings Road Investments Ltd upon exercise of a warrant.

(4) Includes the following number of shares subject to options and warrants that were exercisable at or within sixty days after July 20, 2006: Mr. Martin, 1,135,910; Mr. Andrews, 527,548; Mr. Murray, 82,915; Mr. Parkinson, 940,500; Mr. Rees, 470,705; Mr. Sullivan, 449,404; General Hecker, 321,353; Mr. McNiffe, 97,083; Mr. Wilson, 107,083 and all directors and officers as a group, 4,189,791.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's officers and directors and persons who beneficially own more than ten percent of the Company's common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of such reports received or written representations from certain Reporting Persons during the fiscal year ended March 31, 2006, the Company believes that all Reporting Persons complied with all applicable reporting requirements, except for one change in beneficial ownership was not filed timely by Director Guy L. Hecker, Jr.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing compensation plans as of March 31, 2006, including the 1992 Stock Option Plan, the 1996 Employee Stock Option Plan, the 1996 Stock Plan (the "1996 Plan"), the 1996 Director Option Plan (the "Director Plan") and the 1999 Nonstatutory Option Plan (the "1999 Plan").

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants or Rights (1)**	**Weighted-Average Exercise Price of Outstanding Options, Warrants or Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
8x8, Inc. equity compensation plans approved by security holders (2)	8,024,600	2.21	2,125,179
8x8, Inc. equity compensation plans not approved by security holders (3)	846,118	3.31	2,315,691
Total for 8x8, Inc. equity compensation plans	8,870,718		4,440,870

(1) The number of shares is subject to adjustment for changes in capitalization for stock splits, stock dividends and similar events.

(2) The 1996 Plan incorporated an evergreen formula pursuant to which on each April 1, the aggregate number of shares of common stock reserved for issuance under the 1996 Plan will increase by a number of shares equal to 5% of the outstanding shares on the preceding day (March 31) up to a maximum annual increase of 1,000,000 shares.

(3) Issued under the 1999 Plan, which due to the broad-based nature of the plan did not require approval of 8x8's stockholders. The 1999 Plan was cancelled by the Board in May 2006.

Independent Registered Public Accounting Firm Fee Information

The Audit Committee is directly responsible for the appointment, compensation, and oversight of the Company's registered public accounting firm. In addition to retaining PricewaterhouseCoopers LLP to audit the Company's consolidated financial statements for fiscal 2006, the Audit Committee retained PricewaterhouseCoopers LLP to provide other auditing and non-auditing services in fiscal 2006. The Audit Committee understands the need for PricewaterhouseCoopers LLP to maintain objectivity and independence in its audits of the Company's financial statements. The Audit Committee has reviewed all non-audit services provided by PricewaterhouseCoopers LLP and has concluded that the provision of such services was compatible with maintaining PricewaterhouseCoopers LLP's independence in the conduct of its auditing functions.

To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for the Company by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented to the full Audit Committee at its next regularly scheduled meeting.

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended March 31, 2006 and 2005 by PricewaterhouseCoopers LLP:

Service Categories	Fiscal 2006	Fiscal 2005
Audit fees (1)	$452,000	$432,500
Audit-related fees (2)	47,877	55,370
Tax fees (3)	35,625	37,830
Total	$535,502	$525,700

(1)   Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements, audit of management's annual assessment of the effectiveness of the Company's internal control over financial reporting, audit of controls over financial reporting and review of the interim consolidated financial statements included in quarterly reports.

(2)   Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." This category includes fees for professional services provided in connection with the issuance of auditor consents required in Securities and Exchange Commission registration statement filings and consultation on accounting issues related to financing and other transactions.

(3)   Tax Fees generally consist of fees billed for professional services rendered for federal and state tax compliance and advice.

ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2006, has been mailed to stockholders along with this proxy statement. If you have not received or had access to the Company's Annual Report on Form 10-K, it will be sent to you without charge upon written request to: Investor Relations, 8x8, Inc., 3151 Jay Street, Santa Clara, CA 95054. The Annual Report on Form 10-K is also available at www.8x8.com.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR 2007 MEETING

Proposals of stockholders of the Company which are intended to be presented by such stockholders at the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") must be received by the Company no later than March 29, 2007, in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Alternatively, under the Company's Bylaws, a proposal or a nomination that the stockholder does not seek to include in the Company's 2007 proxy statement may be submitted in writing to the Company's Secretary not less than ninety days prior to the 2007 Annual Meeting. Note, however, that in the event the Company provides less than one hundred days notice or prior public disclosure to stockholders of the date of the 2007 Annual Meeting, any stockholder proposal or nomination not submitted for inclusion in the proxy statement must be submitted to the Company's Secretary not later than the close of business on the tenth day following the day on which notice of the date of the 2007 Annual Meeting was mailed or public disclosure was made. For purposes of the above, "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a document publicly filed by the Company with the SEC. As described in the Company's Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of the Company's common stock. If a stockholder gives notice of such proposal after the deadline computed in accordance with the Company's Bylaws (the "Bylaw Deadline"), the stockholder will not be permitted to present the proposal to the stockholders for a vote at the 2007 Annual Meeting.

The rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in the Company's proxy statement with respect to discretionary voting (the "Discretionary Vote Deadline"). The Discretionary Vote Deadline for the 2007 Annual Meeting is June 12, 2007, or the date which is forty-five calendar days prior to the anniversary of the mailing date of this proxy statement. If a stockholder gives notice of such a proposal after the Discretionary Vote Deadline, the Company's proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2007 Annual Meeting.

Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for the Company's 2007 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at the 2007 Annual Meeting and the Company believes that the Company's proxy holders at such meeting would be allowed to use the discretionary authority granted by the proxy to vote against the proposal at such meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

The Company has not been notified by any stockholder of his, her or its intent to present a stockholder proposal from the floor at the 2006 Annual Meeting. The enclosed proxy grants the proxy holders discretionary authority to vote on any matter properly brought before the 2006 Annual Meeting, including any stockholder proposals received between the date of this proxy statement and the Bylaw Deadline for the 2006 Annual Meeting, which is the date ten days after the date of notice of the 2006 Annual Meeting.

OTHER MATTERS

The Company knows of no other matters to be submitted at the 2006 Annual Meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors

Bryan R. Martin
Chairman and Chief Executive Officer

Santa Clara, California
July 21, 2006

8X8, INC.

AMENDED AND RESTATED 1996 EMPLOYEE STOCK PURCHASE PLAN

The following constitute the provisions of the 1996 Employee Stock Purchase Plan of 8x8, Inc.

1.   Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2.   Definitions.

(a)   "Board" shall mean the Board of Directors of the Company.

   (b)   "Code" shall mean the Internal Revenue Code of 1986, as amended.

(c)   "Common Stock" shall mean the Common Stock of the Company.

(d)   "Company" shall mean 8x8, Inc. and any Designated Subsidiary of the Company.

(e)   "Compensation" shall mean all base straight time gross earnings and commissions, exclusive of payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation.

(f)   "Current Purchase Period" shall mean any Purchase Period which is scheduled to end in the current calendar year.

(g)   "Designated Subsidiaries" shall mean the Subsidiaries which have been designated by the Board from time to time in its sole discretion as eligible to participate in the Plan.

(h)   "Employee" shall mean any individual who is an Employee of the Company for tax purposes whose customary employment with the Company is at least twenty (20) hours per week and more than five (5) months in any calendar year. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds ninety (90) days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the ninety-first (91st) day of such leave.

   (i)   "Enrollment Date" shall mean the first day of each Offering Period.

(j)   "Exercise Date" shall mean the last day of each Purchase Period.

(k)   "Fair Market Value" shall mean, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable, or;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Common Stock on the date of such determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable, or;

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Board, or;

(l)   "New Exercise Date" shall mean the New Exercise Date set for Purchase Periods in the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation in accordance with Section 18(c).

(m)   "Offering Periods" shall mean the periods of approximately twelve (12) months during which an option granted pursuant to the Plan may be exercised, commencing on the first Trading Day on or after February 1 and August 1 of each year and terminating on the last Trading Day in the periods ending twelve (12) months later. The duration and timing of Offering Periods may be changed pursuant to Section 4 of this Plan.

(n)   "Plan" shall mean the Amended and Restated 1996 Employee Stock Purchase Plan.

(o)   "Purchase Price" shall mean an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower.

(p)   "Purchase Period" shall mean the approximately six (6) month period commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period shall commence on the Enrollment Date and end with the next Exercise Date.

(q)   "Reserves" shall mean the number of shares of Common Stock covered by each option under the Plan which have not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under option.

(r)   "Subsidiary" shall mean a corporation, domestic or foreign, of which not less than fifty percent (50%) of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

(s) "Trading Day" shall mean a day on which national stock exchanges and the Nasdaq System are open for trading.

3. Eligibility.

(a) Any Employee (as defined in Section 2(h)), who shall be employed by the Company on a given Enrollment Date shall be eligible to participate in the Plan.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company and its subsidiaries accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. Offering Periods. The Plan shall be implemented by consecutive, overlapping Offering Periods. The Board shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced at least two (2) days prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. Participation.

(a) An eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deductions in the form of Exhibit A to this Plan and filing it with the Company's payroll office prior to the applicable Enrollment Date.

(b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6. Payroll Deductions.

(a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount not exceeding ten percent (10%) of the Compensation which he or she receives on each pay day during the Offering Period.

(b) All payroll deductions made for a participant shall be credited to his or her account under the Plan and shall be withheld in whole percentages only. A participant may not make any additional payments into such account.

(c) A participant may discontinue his or her participation in the Plan as provided in Section 10 hereof, or may increase or decrease the rate of his or her payroll deductions during the Offering Period by completing or filing with the Company a new subscription agreement authorizing a change in payroll deduction rate. The Board may, in its discretion, limit the number of participation rate changes during any Offering Period. The change in rate shall be effective with the first full payroll period commencing after the Company's receipt of the new subscription agreement unless the Company elects to process a given change in participation more quickly. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(d)   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant's payroll deductions may be decreased to zero percent (0%) at such time during any Current Purchase Period that the aggregate of all payroll deductions which were previously used to purchase stock under the Plan in a prior Purchase Period which ended during that calendar year plus all payroll deductions accumulated with respect to the Current Purchase Period equal twenty-one thousand, two hundred fifty dollars ($21,250) or at any time the limit set forth in Section 423(b)(8) of the Code is likely to be exceeded but for such decrease. Payroll deductions shall recommence at the rate provided in such participant's subscription agreement at the beginning of the first Purchase Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

(e)   At the time the option is exercised, in whole or in part, or at the time some or all of the Company's Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Employee.

7.   Grant of Option. On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of the Company's Common Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price; provided that in no event shall an Employee be permitted to purchase during each Purchase Period more than a number of shares determined by dividing twenty-five thousand dollars ($25,000) by the Fair Market Value of a share of the Company's Common Stock on the Enrollment Date, and provided further that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof and in Code Section 423(b)(8). Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof. The option shall expire on the last day of the Offering Period.

8.   Exercise of Option. Unless a participant withdraws from the Plan as provided in Section 10 hereof, his or her option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of full shares subject to option shall be purchased for such

participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares shall be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the participant as provided in Section 10 hereof. Any other monies left over in a participant's account after the Exercise Date shall be returned to the participant. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

9.   Delivery. As promptly as practicable after each Exercise Date on which a purchase of shares occurs, the Company shall arrange the delivery to each participant, as appropriate, of a certificate representing the shares purchased upon exercise of his or her option or shall cause an appropriate entry to be made in participant's brokerage account reflecting the shares purchased.

10.   Withdrawal; Termination of Employment.

(a)   A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Company in the form of Exhibit B to this Plan. All of the participant's payroll deductions credited to his or her account shall be paid to such participant promptly after receipt of notice of withdrawal and such participant's option for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the succeeding Offering Period unless the participant delivers to the Company a new subscription agreement.

(b)   Upon a participant's ceasing to be an Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant's account during the Offering Period but not yet used to exercise the option shall be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 14 hereof, and such participant's option shall be automatically terminated. The preceding sentence notwithstanding, a participant who receives payment in lieu of notice of termination of employment shall be treated as continuing to be an Employee for the participant's customary number of hours per week of employment during the period in which the participant is subject to such payment in lieu of notice.

(c)   A participant's withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

11.   Interest. No interest shall accrue on the payroll deductions of a participant in the Plan.

12.   Stock.

(a)   The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be five hundred thousand (500,000) shares, increased annually on the first day of each the Company's fiscal years during the term of the Plan in an amount equal to (i) five hundred thousand (500,000) shares minus (ii) the number of shares available for issuance under the Plan as of such date, all of which are numbers are subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof. If, on a given Exercise Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

(b)   The participant shall have no interest or voting right in shares covered by his option until such option has been exercised.

(c)   Shares to be delivered to a participant under the Plan shall be registered in the name of the participant or in the name of the participant and his or her spouse.

13.   <u>Administration</u>.

(a)   <u>Administrative Body</u>. The Plan shall be administered by the Board or a committee of members of the Board appointed by the Board. The Board or its committee shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Board or its committee shall, to the full extent permitted by law, be final and binding upon all parties.

14.   <u>Designation of Beneficiary</u>.

(a)   A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such participant of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b)   Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

15.   <u>Transferability</u>. Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the participant. Any such attempt at assignment,

transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

16. Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17. Reports. Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be given to participating Employees at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the Reserves, the amount of the annual Plan share replenishment, as well as the price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration". Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Periods shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board.

(c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, any Purchase Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Periods then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed sale or merger. The Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

19. Amendment or Termination.

(a)　　The Board of Directors of the Company may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board of Directors on any Exercise Date if the Board determines that the termination of the Plan is in the best interests of the Company and its stockholders. Except as provided in Section 18 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant. To the extent necessary to comply with Rule 16b-3 or under Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation), the Company shall obtain stockholder approval in such a manner and to such a degree as required.

(b)　　Without stockholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board (or its committee) shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Board (or its committee) determines in its sole discretion advisable which are consistent with the Plan.

(c)　　　　　In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

    i.　altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

    ii.　shortening any Offering Period so that Offering Period ends on a New Exercise Date, including an Offering Period underway at the time of the Board action; and

    iii.　allocating shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Plan participants.

20.　Notices. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.   Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

22.   Term of Plan. The Plan shall become effective upon which the Company's registration statement on Form S-1 or similar form is declared effective by the Securities and Exchange Commission. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 19 hereof.

23.   Stockholder Approval. The Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such stockholder approval shall be obtained in the degree and manner required under applicable laws.

24.   Information to Employees. The Company shall provide to each Employee who acquires shares pursuant to the Plan, not less frequently than annually during the period such individual owns such shares, copies of annual financial statements. The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

25.   Automatic Transfer to Low Price Offering Period. To the extent permitted by any applicable laws, regulations, or stock exchange rules, if the Fair Market Value of the Common Stock on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Common Stock on the Enrollment Date of such Offering Period, then all participants in such Offering Period shall be automatically withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

EXHIBIT A

8x8, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

_____Original Application   Enrollment Date: _____

_____

_____Change In Payroll Deduction Rate

_____Change in Beneficiary(ies)

1.   _____hereby elects to participate in the 8x8, Inc. 1996 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") and subscribes to purchase shares of the Company's Common Stock in accordance with this Subscription Agreement and the Employee Stock Purchase Plan.

2.   I hereby authorize payroll deductions from each paycheck in the amount of ____% of my Compensation on each payday (from 1 to 10%) during the Offering Period in accordance with the Employee Stock Purchase Plan. (Please note that no fractional percentages are permitted).

3.   I understand that said payroll deductions shall be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Employee Stock Purchase Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my options.

4.   I understand that all my payroll deductions received or held by the Company under the Employee Stock Purchase Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions. Until shares are issued to me, I will only have the rights of an unsecured creditor with respect to such accumulated payroll deductions.

5.   I have received a copy of the complete Employee Stock Purchase Plan. I understand that my participation in the Employee Stock Purchase Plan is in all respects subject to the terms of the Plan.

6.   Shares purchased for me under the Employee Stock Purchase Plan should be issued in the name(s) of (Employee or Employee and Spouse only): _____
_____.

7.   I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Enrollment Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such

disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price which I paid for the shares. <u>I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for Federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock</u>. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the two (2)-year and one (1)-year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) fifteen percent (15%) of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

8.   I hereby agree to be bound by the terms of the Employee Stock Purchase Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Employee Stock Purchase Plan.

9.   In the event of my death, I hereby designate the following as my beneficiary(ies) to receive all payments and shares due me under the Employee Stock Purchase Plan:

NAME: (Please print)_____

                    (First)   (Middle)

                    (Last)

_____   _____

Relationship   _____

                                     _____

                                     (Address)

Employee's Social Security Number:

_____

Employee's Address:

_____

_____

_____

      I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT SHALL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:_____

_____
                            Signature of Employee

        _____
        Spouse's Signature (If beneficiary other than spouse)

EXHIBIT B

8X8, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

        The undersigned participant in the Offering Period of the 8x8, Inc. 1996 Employee Stock Purchase Plan which began on _____, ___ (the "Enrollment Date") hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The under-signed understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned shall be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Name and Address of Participant:

_____

_____

_____

_____

Signature:

_____

Date:

_____

8X8, INC.
2006 STOCK PLAN

1.   **ESTABLISHMENT, PURPOSE AND TERM OF PLAN.**

       1.1   **Establishment**. The 8x8, Inc. 2006 Stock Plan (the *"Plan"*) is hereby established effective as of May 23, 2006.

       1.2   **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Company intends that the Plan comply with Section 409A of the Code (including any amendments or replacements of such section), and the Plan shall be so construed.

       1.3   **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Awards granted under the Plan have lapsed. However, to the extent required by applicable law, all Awards shall be granted, if at all, within ten (10) years from the earlier of the date the Plan is adopted by the Board or the date the Plan is duly approved by the stockholders of the Company.

2.   **DEFINITIONS AND CONSTRUCTION.**

       2.1   **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

       (a)   "*Affiliate*" means (i) an entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) an entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the term "control" (including the term "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise; or shall have such other meaning assigned such term for the purposes of registration on Form S-8 under the Securities Act.

       (b)   "*Award*" means an Option or Stock Purchase Right granted under the Plan.

       (c)   "*Board*" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "*Board*" also means such Committee(s).

(d)   *"Change in Control"* means, unless such term or an equivalent term is otherwise defined with respect to an Award by the Participant's Option Agreement, Stock Purchase Agreement or written contract of employment or service, the occurrence of any of the following:

(i)   an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of an Ownership Change Event described in Section 2.1(t)(iii), the entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be; or

(ii)   the liquidation or dissolution of the Company.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

(e)   *"Code"* means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(f)   *"Committee"* means the compensation committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(g)   *"Company"* means 8x8, Inc., a Delaware corporation, or any successor corporation thereto.

(h)   *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company.

(i)   *"Director"* means a member of the Board or of the board of directors of any other Participating Company.

(j)   *"Disability"* means the inability of the Participant, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the Participant's position with the Participating Company Group because of the sickness or injury of the Participant.

(k)   *"Employee"* means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(l)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(m)   *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Board, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)   If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on the Nasdaq National Market, The Nasdaq Capital Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its discretion.

(ii)   If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Board in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and subject to compliance with Section 409A of the Code.

(n)   *"Incentive Stock Option"* means an Option intended to be (as set forth in the Option Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(o)   *"Insider"* means an Officer, a Director of the Company or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(p) *"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Option Agreement) or which does not qualify as an Incentive Stock Option.

(q) *"Officer"* means any person designated by the Board as an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(r) *"Option"* means a right granted under Section 6 to purchase Stock pursuant to the terms and conditions of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(s) *"Option Agreement"* means a written agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Option granted to the Participant and any shares acquired upon the exercise thereof. An Option Agreement may consist of a form of "Notice of Grant of Stock Option" and a form of "Stock Option Agreement" incorporated therein by reference, or such other form or forms as the Board may approve.

(t) *"Ownership Change Event"* means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company.

(u) *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(v) *"Participant"* means any eligible person who has been granted one or more Awards.

(w) *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(x) *"Participating Company Group"* means, at any point in time, all entities collectively which are then Participating Companies.

(y) *"Rule 16b-3"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(z) *"Securities Act"* means the Securities Act of 1933, as amended.

(aa) *"Service"* means a Participant's employment or service with the Participating Company Group, whether in the capacity of an Employee, a Director or a Consultant. A Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service to the Participating Company Group or a change in the Participating Company for which the Participant renders such Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a

Participant's Service shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company; provided, however, that if any such leave exceeds ninety (90) days, on the one hundred eighty-first (181st) day following the commencement of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and instead shall be treated thereafter as a Nonstatutory Stock Option unless the Participant's right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, a leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Option Agreement or Stock Purchase Agreement. Except as otherwise provided by the Board, in its discretion, the Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the corporation for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(bb) *"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2.

(cc) *"Stock Purchase Agreement"* means a written agreement between the Company and a Participant setting forth terms, conditions and restrictions of the Stock Purchase Right granted to the Participant and any shares acquired upon the exercise thereof. A Stock Purchase Agreement may consist of a form of "Notice of Grant of Stock Purchase Right" and a form of "Stock Purchase Agreement" incorporated therein by reference, or such other form or forms as the Board may approve from time to time.

(dd) *"Stock Purchase Right"* means a right granted under Section 7 to purchase Stock pursuant to the terms and conditions of the Plan.

(ee) *"Subsidiary Corporation"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(ff) *"Ten Percent Stockholder"* means a person who, at the time an Award is granted to such person, owns stock possessing more than ten percent (10%) of the total combined voting power (as defined in Section 194.5 of the California Corporations Code) of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. <u>ADMINISTRATION</u>.

3.1 **Administration by the Board.** The Plan shall be administered by the Board. All questions of interpretation of the Plan or of any Award shall be determined by the

Board, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Award.

3.2 **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 **Powers of the Board.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Board shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock to be subject to each Award;

(b) to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired upon the exercise thereof, including, without limitation, (i) the exercise price of the Award, (ii) the method of payment for shares purchased upon the exercise of the Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with the Award or such shares, including by the withholding or delivery of shares of stock, (iv) the timing, terms and conditions of the exercisability of the Award or the vesting of any shares acquired upon the exercise thereof, (v) the time of the expiration of the Award, (vi) the effect of the Participant's termination of Service on any of the foregoing, and (vii) all other terms, conditions and restrictions applicable to the Award or such shares not inconsistent with the terms of the Plan;

(e) to approve one or more forms of Option Agreement and Stock Purchase Agreement;

(f) to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired upon the exercise thereof;

(g) to accelerate, continue, extend or defer the exercisability of any Award or the vesting of any shares acquired upon the exercise thereof, including with respect to the period following a Participant's termination of Service;

(h) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt supplements to, or alternative versions of, the Plan, including, without limitation, as the Board deems necessary or desirable to comply with the laws of, or to accommodate the tax policy or custom of, foreign jurisdictions whose citizens may be granted Awards; and

(i)   to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Option Agreement or Stock Purchase Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Board may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law; and

(j)   to create such plans or subplans as may be necessary or advisable to allow the grant of Awards under the Plan in non-United States jurisdictions or to non-United States taxpayers.

3.4   **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.5   **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Participating Company Group, members of the Board and any officers or employees of the Participating Company Group to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.   SHARES SUBJECT TO PLAN.

4.1   **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be seven million (7,000,000) which shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Award for any reason expires or is terminated or canceled or if shares of Stock are acquired upon the exercise of an Award subject to a Company repurchase option and are repurchased by the Company at the Participant's exercise or purchase price, the shares of Stock allocable to the unexercised portion of such Award or such repurchased shares of Stock shall again be available for issuance under the Plan. However, except as adjusted pursuant to Section 4.2, in no event shall more than seven million (7,000,000) shares of Stock be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Limit"). Notwithstanding the foregoing, at any such time as the offer and sale of securities pursuant to the Plan is subject to compliance with Section 260.140.45 of Title 10 of the California Code of Regulations (*"Section 260.140.45"*), the total number of shares of Stock issuable upon the exercise of all outstanding Awards (together with options outstanding under any other stock plan of the Company) and the total number of shares provided for under any stock bonus or similar plan of the Company shall not exceed thirty percent (30%) (or such other higher percentage limitation as may be approved by the stockholders of the Company pursuant to Section 260.140.45) of the then outstanding shares of the Company as calculated in accordance with the conditions and exclusions of Section 260.140.45.

4.2 **Adjustments for Changes in Capital Structure.** Subject to any required action by the stockholders of the Company, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Awards, in the ISO Share Limit set forth in Section 5.3(a), in the limits set forth in Section 5.4 and in the exercise or purchase price per share of any outstanding Awards in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise price of any Award be decreased to an amount less than the par value, if any, of the stock subject to the Award. Such adjustments shall be determined by the Board, and its determination shall be final, binding and conclusive.

5. <u>ELIGIBILITY AND OPTION LIMITATIONS.</u>

5.1 **Persons Eligible for Awards.** Awards may be granted only to Employees, Consultants and Directors of a Participating Company. Eligible persons may be granted more than one (1) Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.2 **Option Grant Restrictions.**

(a) An Incentive Stock Option may be granted only to a person who is an Employee on the effective date of grant pf the Option to such person. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

5.3 **Fair Market Value Limitation.** To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portions of such options which exceed such amount shall be treated as

Nonstatutory Stock Options. For purposes of this Section 5.3, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section 5.3, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section 5.3, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Separate certificates representing each such portion shall be issued upon the exercise of the Option.

5.4   **162(m) Limits.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Options which in aggregate are for more than one million (1,000,000) shares of Stock reserved for issuance under the Plan. Notwithstanding the foregoing, an Employee may receive in connection with his or her initial hire Options an additional five hundred thousand (500,000) shares of Stock, subject to adjustment as provided in Section 4.2.

6.   TERMS AND CONDITIONS OF OPTIONS.

Options shall be evidenced by Option Agreements specifying the number of shares of Stock covered thereby, in such form as the Board shall from time to time establish. No Option or purported Option shall be a valid and binding obligation of the Company unless evidenced by a fully executed Option Agreement. Option Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1   **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Board; provided, however, to the extent required by applicable law, that (a) the exercise price per share for an Incentive Stock Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option; (b) the exercise price per share for a Nonstatutory Stock Option shall be not less than eighty-five percent (85%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option, and (c) no Option granted to a Ten Percent Stockholder shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

6.2   **Exercisability and Term of Options.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Board and set forth in the Option Agreement evidencing such Option; provided, however, to the extent required by applicable law, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Stockholder shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option, and (c) with the exception of an Option granted to an Officer, a Director or a Consultant, no Option shall become exercisable at a rate less than twenty percent (20%) per year over a period of five (5) years from the effective date of grant of such Option, subject to the Participant's continued Service. Subject to the foregoing, unless otherwise specified by the Board in the grant of an Option, any Option granted hereunder shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3   **Payment of Exercise Price**.

(a)   ***Forms of Consideration Authorized.*** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price, (iii) by delivery of a properly executed notice together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a ***"Cashless Exercise"***), (iv) provided that the Participant is an Employee (unless otherwise not prohibited by law, including, without limitation, any regulation promulgated by the Board of Governors of the Federal Reserve System) and in the Company's sole discretion at the time the Option is exercised, by delivery of the Participant's promissory note in a form approved by the Company for the aggregate exercise price, provided that, to the extent required by applicable law, the Participant shall pay in cash that portion of the aggregate exercise price not less that the par value of the shares being acquired, (v) by such other consideration as may be approved by the Board from time to time to the extent permitted by applicable law, or (vi) by any combination thereof. The Board may at any time or from time to time, by approval of or by amendment to the standard forms of Option Agreement described in Section 8, or by other means, grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)   ***Limitations on Forms of Consideration***.

(i)   **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Board, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for more than six (6) months (and were not used for another Option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(ii)   **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

(iii)   **Payment by Promissory Note**. No promissory note shall be permitted if the exercise of an Option using a promissory note would be a violation of any law. Any permitted promissory note shall be on such terms as the Board shall determine. The Board shall have the authority to permit or require the Participant to secure any promissory note used to exercise an Option with the shares of Stock acquired upon the exercise of the Option or with other collateral acceptable to the Company. Unless otherwise provided by the Board, if the Company at any time is subject to the regulations promulgated by the Board of Governors of the Federal Reserve System or any other governmental entity affecting the extension of credit in connection with the Company's securities, any promissory note shall comply with such applicable regulations, and the Participant shall pay the unpaid principal and accrued interest, if any, to the extent necessary to comply with such applicable regulations.

6.4   **Effect of Termination of Service**.

(a)   *Option Exercisability.* Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided by the Board in the grant of an Option and set forth in the Option Agreement, an Option shall be exercisable after a Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section 6.4 and thereafter shall terminate:

(i)   **Disability.** If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) for a minimum period of six (6) months to the extent required by applicable law (or such other legal period of time as determined by the Board, in its discretion) after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Option Agreement evidencing such Option (the *"Option Expiration Date"*).

(ii)   **Death.** If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death for a minimum period of six (6) months to the extent required by applicable law (or such other legal period of time as determined by the Board, in its discretion) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date. The Participant's Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer period of time as determined by the Board, in its discretion) after the Participant's termination of Service.

(iii)   **Other Termination of Service.** If the Participant's Service terminates for any reason, except Disability or death, the Option, to the extent unexercised and exercisable by the Participant on the date on which the Participant's Service terminated, may be exercised by the Participant for a minimum period of thirty (30) days to the extent required by applicable law (or such other legal period of time as determined by the Board, in its discretion) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(b) *Extension if Exercise Prevented by Law.* Notwithstanding the foregoing, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 11 below, the Option shall remain exercisable until three (3) months (or such longer period of time as determined by the Board, in its discretion) after the date the Participant is notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.

(c) *Extension if Participant Subject to Section 16(b).* Notwithstanding the foregoing, if a sale within the applicable time periods set forth in Section 6.4(a) of shares acquired upon the exercise of the Option would subject the Participant to suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by the Participant would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Participant's termination of Service, or (iii) the Option Expiration Date.

6.5 **Transferability of Options.** To the extent required by applicable law, during the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. No Option shall be assignable or transferable by the Participant, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Board, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Section 260.140.41 of Title 10 of the California Code of Regulations, Rule 701 under the Securities Act, and the General Instructions to Form S-8 Registration Statement under the Securities Act.

7. <u>TERMS AND CONDITIONS OF STOCK PURCHASE RIGHTS</u>.

Stock Purchase Rights shall be evidenced by Stock Purchase Agreements, specifying the number of shares of Stock covered thereby, in such form as the Board shall from time to time establish. No Stock Purchase Right or purported Stock Purchase Right shall be a valid and binding obligation of the Company unless evidenced by a fully executed Stock Purchase Agreement. Stock Purchase Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 **Purchase Price.** The purchase price under each Stock Purchase Right shall be established by the Board; provided, however, to the extent required by applicable law, that (a) the purchase price per share shall be at least eighty-five percent (85%) of the Fair Market Value of a share of Stock either on the effective date of grant of the Stock Purchase Right or on the date on which the purchase is consummated and (b) the purchase price per share under a Stock Purchase Right granted to a Ten Percent Stockholder shall be at least one hundred percent (100%) of the Fair Market Value of a share of Stock either on the effective date of grant of the Stock Purchase Right or on the date on which the purchase is consummated.

7.2 **Purchase Period.** A Stock Purchase Right shall be exercisable within a period established by the Board, which shall in no event exceed thirty (30) days from the effective date of the grant of the Stock Purchase Right.

7.3 **Payment of Purchase Price.** Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Stock Purchase Right shall be made (a) in cash, by check, or cash equivalent, (b) in the form of the Participant's past service rendered to a Participating Company or for its benefit having a value not less than the aggregate purchase price of the shares being acquired, (c) by such other consideration as may be approved by the Board from time to time to the extent permitted by applicable law, or (d) by any combination thereof. The Board may at any time or from time to time, by adoption of or by amendment to the standard form of Stock Purchase Agreement described in Section 8, or by other means, grant Stock Purchase Rights which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration.

7.4 **Vesting and Restrictions on Transfer.** Shares issued pursuant to any Stock Purchase Right may or may not be made subject to vesting conditioned upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria (the *"Vesting Conditions"*) as shall be established by the Board and set forth in the Stock Purchase Agreement evidencing such Award. During any period (the *"**Restriction Period**"*) in which shares acquired pursuant to a Stock Purchase Right remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event, as defined in Section 9.1, or as provided in Section 7.5. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

7.5 **Effect of Termination of Service.** Unless otherwise provided by the Board in the grant of a Stock Purchase Right and set forth in the Stock Purchase Agreement, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service; provided, however, that with the exception of shares acquired pursuant to a Stock Purchase Right by an Officer, a Director or a Consultant, the Company's repurchase option must lapse, to the extent required by applicable law, at the rate of at least twenty percent (20%) of the shares per year over the period of five (5) years from the effective date of grant of the Stock Purchase Right (without regard to the date on which the Stock Purchase Right was exercised) and the repurchase option must be exercised, if at all, for cash or cancellation of purchase money indebtedness for the shares within ninety (90) days following the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

7.6 **Nontransferability of Stock Purchase Rights**. To the extent required by applicable law, rights to acquire shares of Stock pursuant to a Stock Purchase Right may not be assigned or transferred in any manner except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant.

8. STANDARD FORMS OF AWARD AGREEMENTS.

8.1 **Option Agreement.** Unless otherwise provided by the Board at the time the Option is granted, an Option shall comply with and be subject to the terms and conditions set forth in the form of Option Agreement approved by the Board concurrently with its adoption of the Plan and as amended.

8.2 **Stock Purchase Agreement.** Unless otherwise provided by the Board at the time the Stock Purchase Right is granted, a Stock Purchase Right shall be subject to the terms and conditions set forth in the form of Stock Purchase Agreement approved by the Board concurrently with its adoption of the Plan and as amended.

8.3 **Authority to Vary Terms.** The Board shall have the authority from time to time to vary the terms of any standard form of agreement described in this Section 8 either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of agreement are not inconsistent with the terms of the Plan.

9. CHANGE IN CONTROL.

9.1 **Effect of Change in Control on Options.**

(a) *Accelerated Vesting*. Notwithstanding any other provision of the Plan to the contrary, the Board, in its sole discretion, may provide in any Award Agreement or, in the event of a Change in Control, may take such actions as it deems appropriate to provide for the acceleration of the exercisability and vesting in connection with such Change in Control of any or all outstanding Options and shares acquired upon the exercise of such Options, subject to compliance with Section 409A of the Code.

(b) *Assumption or Substitution of Options*. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the *"Acquiror"*), may, without the consent of any Participant, either assume or continue the Company's rights and obligations under outstanding Options or substitute for outstanding Options substantially equivalent options for the Acquiror's stock. Any Options which are neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control. Notwithstanding the foregoing, shares acquired upon exercise of an Option prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such shares shall continue to be subject to all applicable provisions of the Option Agreement evidencing such Option except as otherwise provided in such Option Agreement.

(c) *Cash-Out of Options*. The Board may, in its sole discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Option outstanding immediately prior to the Change in Control shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Board) of Stock subject to such canceled Option in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control over the exercise price per share under such Option (the "*Spread*"). In the event such determination is made by the Board, the Spread (reduced by applicable withholding taxes, if any) shall be paid to Participants in respect of their canceled Options as soon as practicable following the date of the Change in Control and in respect of the unvested portion of their canceled Options in accordance with the vesting schedule applicable to such Options as in effect prior to the Change in Control.

9.2 **Effect of Change in Control on Stock Purchase Right.** In the event of a Change in Control, the Acquiror, may, without the consent of any Participant, either assume or continue the Company's rights and obligations under outstanding Stock Purchase Rights or substitute for outstanding Stock Purchase Rights substantially equivalent purchase rights for the Acquiror's stock. Any Stock Purchase Rights which are neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control. Notwithstanding the foregoing, shares acquired upon exercise of a Stock Purchase Right prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such shares shall continue to be subject to all applicable provisions of the Stock Purchase Agreement evidencing such Stock Purchase Right except as otherwise provided in such Stock Purchase Agreement.

9.3 **Federal Excise Tax Under Section 4999 of the Code.**

(a) *Excess Parachute Payment.* In the event that any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, the Participant may elect, in his or her sole discretion, to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b) *Determination by Independent Accountants.* To aid the Participant in making any election called for under Section 9.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 9.3(a), the Company shall request a determination in writing by independent public accountants selected by the Company (the "*Accountants*"). As soon as practicable thereafter, the Accountants shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Accountants may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make their required determination. The Company shall bear all fees and expenses the Accountants may reasonably charge in connection with their services contemplated by this Section 9.3(b).

10. **TAX WITHHOLDING.**

10.1 **Tax Withholding in General.** The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for, the federal, state, local and foreign taxes (including any social insurance tax), if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock or to release shares of Stock from an escrow established pursuant to an Option Agreement or Stock Purchase Agreement until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

10.2 **Withholding in Shares.** The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Participating Company Group. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates.

11. **COMPLIANCE WITH SECURITIES LAW.**

The grant of Awards and the issuance of shares of Stock upon exercise of Awards shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities. Awards may not be exercised if the issuance of shares of Stock upon exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised unless (a) a registration statement under the Securities Act shall at the time of exercise of the Award be in effect with respect to the shares issuable upon exercise of the Award or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of any Award, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

12.   **AMENDMENT OR TERMINATION OF PLAN.**

The Board may amend, suspend or terminate the Plan at any time. However, subject to changes in applicable law, regulations or rules that would permit otherwise, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or market system upon which the Stock may then be listed. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Board. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may adversely affect any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan to the contrary, the Board may, in its sole and absolute discretion and without the consent of any participant, amend the Plan or any Award agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A of the Code.

13.   **MISCELLANEOUS PROVISIONS.**

13.1   **Repurchase Rights.** Shares issued under the Plan may be subject to a right of first refusal, one or more repurchase options, or other conditions and restrictions as determined by the Board in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

13.2   **Provision of Information**. To the extent required by applicable law, at least annually, copies of the Company's balance sheet and income statement for the just completed fiscal year shall be made available to each Participant and purchaser of shares of Stock upon the exercise of an Award. The Company shall not be required to provide such information to key employees whose duties in connection with the Company assure them access to equivalent information.

13.3   **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the

Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

13.4   **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2 or another provision of the Plan.

13.5   **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

13.6   **Retirement and Welfare Plans**. Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit.

13.7   **Severability**. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

13.8   **No Constraint on Corporate Action.** Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

13.9   **Choice of Law.** Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and to be performed entirely within the State of Delaware. Any proceeding arising out of or relating to an Award Agreement or the Plan may be brought only in the state or federal courts located in the State of Delaware.

13.10   **Stockholder Approval**. To the extent required by applicable law, the Plan or any increase in the maximum aggregate number of shares of Stock issuable thereunder as provided in Section 4.1 (the "***Authorized Shares"***) shall be approved by a majority of the outstanding securities of the Company entitled to vote within twelve (12) months before or after the date of adoption thereof by the Board. Awards granted prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of security holder approval of the Plan or such increase in the Authorized Shares, as the case may be.

PLAN HISTORY

May 23, 2006   Board adopts Plan, with an initial reserve of seven million (7,000,000) shares.

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF 8X8, INC.

PURPOSE

The purpose of the Audit Committee of the Board of Directors (the "Board") of 8x8, Inc. (the "Company") shall be:

- to provide oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;

- to provide the Board with the results of its monitoring and recommendations derived therefrom;

- to nominate to the Board independent auditors to audit the Company's financial statements and oversee the activities and independence of the auditors; and

- to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

MEMBERSHIP

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board and will consist of at least three members of the Board. The members will meet the following criteria:

- Each member will be an independent director, in accordance with The Nasdaq National Market or Nasdaq SmallCap Market (the "Nasdaq"), as applicable to the Company, Audit Committee requirements;

- Each member will be able to read and understand fundamental financial statements, in accordance with the Nasdaq Audit Committee requirements; and

- At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

AUTHORITY; DIRECT ACCESS TO FINANCIAL INFORMATION

The Audit Committee shall have direct and unrestricted access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Audit Committee to discharge his or her responsibilities hereunder. The Audit Committee shall have authority to retain, at the Company's expense, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Audit Committee shall have direct access to the Company's financial and legal advisors, including outside legal counsel and independent auditors. The Audit Committee shall have authority to request that any of the Company's outside counsel, outside auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Audit Committee or meet with any member of the Audit Committee or any of its special legal, accounting or other advisors and consultants.

RESPONSIBILITIES

The operation of the Audit Committee shall be subject to the provisions of the Bylaws of the Company and Section 141 of the Delaware General Corporation Law. The Audit Committee shall have full power and authority to carry out the following responsibilities:

- Review and update the powers of the Audit Committee and this charter annually and report and make recommendations to the Board on proposed changes in these responsibilities or on changes to this charter;

- Review and evaluate the performance of the independent auditors and make annual recommendations to the Board regarding the appointment or termination of the independent auditors, which auditors are ultimately accountable to the Audit Committee and the Board;

- Review and approve the retention of the Company's outside auditors to perform any proposed permissible non-audit services, including the compensation to be paid therefor, authority for which may be delegated to one or more Audit Committee members, provided that all approvals of non-audit services pursuant to this delegated authority be presented to the full Audit Committee at its next meeting;

- Conferring with the independent auditors concerning the scope, extent and procedures of their examinations of the books and records of the Company and its subsidiaries; reviewing and approving the independent auditors' annual engagement letter; annual audit plans and budgets; directing the special attention of the auditors to specific matters or areas deemed by the Audit Committee or the auditors to be of special significance; and authorizing the auditors to perform such supplemental reviews or audits as the Audit Committee may deem desirable;

- Reviewing the range and cost of audit and non-audit services performed by the independent auditors; evaluating the possible effects of such non-audit services on the independence of the auditors;

- Requesting from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independent Standards Board Standard No. 1, and engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;

- Reviewing with the independent auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company, and eliciting any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable with particular emphasis given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper; periodically reviewing Company policy statements to determine their adherence to the code of conduct;

- Evaluating the cooperation received by the independent auditors during their audit examination, including their access to all requested records, data and information, and eliciting the comments of management regarding the responsiveness of the independent auditors to the Company's needs;

- Directing the Company's independent auditors to review, before filing with the Securities and Exchange Commission ("SEC"), the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews.

- Discussing with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as it may be modified or supplemented;

- Reviewing with management and the Company's independent auditors, before release and filing with the SEC, the audited financial statements and Management's Discussion and Analysis section included in the Company's Annual Report on Form 10-K to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the stockholders;

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- Providing a report in the Company's proxy statement in accordance with the requirements of Item

306 of Regulation S-K and Item 7(e) (3) of Schedule 14A;

- Reviewing the Audit Committee's own structure, processes and membership requirements; and

- Performing such other duties as may be requested by the Board.

MEETINGS

The Audit Committee will meet at least quarterly. The Audit Committee may establish its own schedule, which it will provide to the Board in advance. The Audit Committee will meet separately with the independent auditors as well as members of the Company's management as it deems appropriate in order to review the financial controls of the Company.

MINUTES

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS

Apart from the report prepared pursuant to Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A, the Audit Committee will summarize its examinations and recommendations to the Board from time to time as may be appropriate, consistent with the Audit Committee's charter.

8X8, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD SEPTEMBER 18, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of 8x8, Inc., a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, and hereby appoints Bryan R. Martin and Daniel Weirich, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf of the undersigned, to represent the undersigned at the 2006 Annual Meeting of Stockholders of 8x8, Inc. to be held at the offices of the Company at 3151 Jay Street, Santa Clara, California 95054 on Monday, September 18, 2006 at 2:00 p.m., local time, and at any adjournment or adjournments thereof, and to vote all shares of the Company's voting securities that the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE HEREIN. IF NO SPECIFICATION IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE PERSONS AND THE PROPOSALS ON THE REVERSE SIDE HEREOF AND FOR SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AS THE PROXYHOLDERS DEEM ADVISABLE.

The Board recommends a vote for election of all nominees and a vote for approval of all of the proposals.

Please mark your vote as indicated in this example. ☒

1.   ELECTION OF DIRECTORS

      Nominees:

01 -- GUY L. HECKER, JR.	02 -- BRYAN R. MARTIN
03 -- CHRISTOPHER MCNIFFE	04 -- JOE PARKINSON
05 -- DONN WILSON	

FOR ALL NOMINEES	WITHHOLD ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR INDIVIDUAL NOMINEES LISTED BY NUMBER BELOW:
☐	☐	☐ _____

2.   PROPOSAL TO APPROVE THE 2006 STOCK PLAN AND TO RESERVE 7,000,000 SHARES OF COMMON STOCK FOR ISSUANCE UNDER SUCH PLAN

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.   PROPOSAL TO AMEND THE 1996 EMPLOYEE STOCK PURCHASE PLAN TO EXTEND THE LIFE OF SUCH PLAN BY TEN YEARS

FOR	AGAINST	ABSTAIN
☐	☐	☐

PLACE "X" HERE IF YOU PLAN TO VOTE YOUR SHARES AT THE MEETING ☐

MARK HERE FOR ADDRESS CHANGE AND NOTE NEW ADDRESS IN SPACE TO THE LEFT ☐

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.

NOTE: Please sign exactly as name appears on your stock certificate. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should insert their titles.

SIGNATURE: _____   DATE: _____

SIGNATURE: _____   DATE: _____